# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VENTYX BIOSCIENCES, INC., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001878125
Persons authorized to receive notices and communications: Raju Mohan, c/o Ventyx Biosciences, Inc., 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130, 760-407-6511

## Reporting persons
- Raju Mohan (CIK 0001878125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,382,360; shared voting power 0; sole dispositive power 4,382,360; shared dispositive power 0; aggregate amount beneficially owned 4,382,360 (6% of the class)
  Comment: Items 7, 9 and 11 consist of (i) 2,303,540 shares of common stock held directly by the Reporting Person, (ii) 1,962,152 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 26, 2025, (iii) 116,668 shares of common stock issuable pursuant to time-vested restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November November 26, 2025.
  
  Item 13 is calculated based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person by (b) the sum of (i) 71,358,638 shares of common stock outstanding as of November 3, 2025, based on information provided by the Issuer, (ii) 1,962,152 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 26, 2025, (iii) 116,668 shares of common stock that may be acquired pursuant to restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VENTYX BIOSCIENCES, INC.
Address of issuer's principal executive offices: 12790 EL CAMINO REAL, SUITE 200, SAN DIEGO, California (CA), 92130

## Item 2. Identity and Background
Name of person filing: Raju Mohan (the "Reporting Person")
Residence or business address:
The address for the principal business office of the Reporting Person is:

c/o Ventyx Biosciences, Inc.
12790 El Camino Real, Suite 200
San Diego, CA 92130
Present principal occupation or employment: The principal business of the Reporting Person is serving as President, Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Common Stock:

Pursuant to a common stock purchase agreement by and between the Issuer and the Reporting Person, dated November 21, 2018, the Reporting Person purchased 82 shares of the Issuer's Common Stock, as adjusted to reflect the 1-for-9.5644 reverse stock split of the Issuer's capital stock on October 11, 2021 (the "Reverse Stock Split").

Pursuant to a common stock purchase agreement by and between the Issuer and the Reporting Person, dated February 6, 2019, the Reporting Person purchased 1,451,514 shares of the Issuer's Common Stock, as adjusted to reflect the Reverse Stock Split.

Pursuant to a transfer agreement by the Reporting Person and the parties thereto, the Reporting Person acquired 82 shares of the Issuer's Common Stock for no consideration on February 6, 2019, as adjusted to reflect the Reverse Stock Split.

Pursuant to a share purchase agreement, dated February 26, 2021, entered into by and among the Issuer, Oppilan Pharma Ltd. ("Oppilan") and certain securityholders of Oppilan (the "Oppilan Purchase Agreement"), the Issuer acquired all of the outstanding equity interests of Oppilan (the "Oppilan Acquisition"). In accordance with the terms of the Oppilan Purchase Agreement, following the closing of the Oppilan Acquisition on February 26, 2021, the Reporting Person received preferred stock that later converted into 178,058 shares of Common Stock from the Issuer, in exchange for their equity interests of Oppilan, as adjusted to reflect the Reverse Stock Split.

Pursuant to a share purchase agreement, dated February 26, 2021, entered into by and among the Issuer, Zomagen Biosceinces Ltd. ("Zomagen") and certain securityholders of Zomagen (the "Zomagen Purchase Agreement"), the Issuer acquired all of the outstanding equity interests of Zomagen (the "Zomagen Acquisition"). In accordance with the terms of the Zomagen Purchase Agreement, following the closing of the Zomagen Acquisition on February 26, 2021, the Reporting Person received preferred stock that later converted into 212,075 shares of Common Stock from the Issuer, in exchange for their equity interests of Zomagen, as adjusted to reflect the Reverse Stock Split.

On November 22, 2024, the Reporting Person purchased 238,248 shares of the Issuer's Common Stock through an open-market transaction.

On November 25, 2024, the Reporting Person purchased 261,752 shares of the Issuer's Common Stock through an open-market transaction.

The Reporting Person has acquired 216,563 shares of the Issuer's Common Stock through the exercise of vested options as described below.

The Reporting Person has acquired 373,692 shares of the Issuer's Common Stock through the vesting of the restricted stock units as described below.

The total shares of common stock currently held by the Reporting Person reflects certain sales of the common stock made by the Reporting Person as reflected on Form 4 filings for the Reporting Person.

Stock Options:

On May 1, 2020, the Issuer granted the Reporting Person an option to purchase 96,778 shares of the Issuer's common stock at an exercise price of $0.20 per share, subject to the terms and conditions of the Issuer's 2019 Equity Incentive Plan ("2019 Plan") and a stock option agreement thereunder. The option is fully vested and exercised and reflected in the Reporting Person's common stock ownership.

On February 26, 2021, the Issuer granted the Reporting Person an option to purchase 7,972 shares of the Issuer's common stock at an exercise price of $3.54 per share, subject to the terms and conditions of the Issuer's 2019 Plan and a stock option agreement thereunder. The option is fully vested and is exercisable through February 26, 2031, subject to the terms of the Issuer's 2019 Plan.

On September 18, 2021, the Issuer granted the Reporting Person an option to purchase 455,071 shares of the Issuer's common stock at an exercise price of $8.04 per share, subject to the terms and conditions of the Issuer's 2019 Plan and a stock option agreement thereunder. The option is fully vested. 119,785 of the shares subject to the option have been exercised and are reflected in the Reporting Person's common stock ownership. The remaining 286,674 vested shares are exercisable through September 18, 2031, subject to the terms of the Issuer's 2019 Plan.

On December 17, 2021, the Issuer granted the Reporting Person an option to purchase 466,672 shares of the Issuer's common stock at an exercise price of $14.48 per share, subject to the terms and conditions of the Issuer's 2021 Equity Incentive Plan (the "2021 Plan") and a stock option agreement thereunder. The option is fully vested and is exercisable through December 17, 2031, subject to the terms of the Issuer's 2021 Plan.

On February 4, 2022, the Issuer granted the Reporting Person an option to purchase 370,000 shares of the Issuer's common stock at an exercise price of $12.21 per share, subject to the terms and conditions of the Issuer's 2021 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of February 3, 2022, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through February 4, 2032, subject to the terms of the Issuer's 2021 Plan.

On January 17, 2023, the Issuer granted the Reporting Person an option to purchase 284,250 shares of the Issuer's common stock at an exercise price of $33.84 per share, subject to the terms and conditions of the Issuer's 2021 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of January 17, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through January 17, 2033, subject to the terms of the Issuer's 2021 Plan.

On December 18, 2023, the Issuer granted the Reporting Person an option to purchase 473,750 shares of the Issuer's common stock at an exercise price of $2.14 per share, subject to the terms and conditions of the Issuer's 2021 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of December 18, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through December 18, 2033, subject to the terms of the Issuer's 2021 Plan.

On January 2, 2024, the Issuer granted the Reporting Person an option to purchase 155,000 shares of the Issuer's common stock at an exercise price of $2.49 per share, subject to the terms and conditions of the Issuer's 2021 Plan and a stock option agreement thereunder. The option is fully vested and is exercisable through January 2, 2034, subject to the terms of the Issuer's 2021 Plan.

On January 2, 2025, the Issuer granted the Reporting Person an option to purchase 700,000 shares of the Issuer's common stock at an exercise price of $2.14 per share, subject to the terms and conditions of the Issuer's 2021 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of January 2, 2025, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through January 2, 2035, subject to the terms of the Issuer's 2021 Plan.

Time-Vested Restricted Stock Units:

On December 17, 2021, the Issuer granted the Reporting Person an award of restricted stock units covering 466,673 shares of the Issuer's common stock, subject to the terms and conditions of the Issuer's 2021 Plan and a restricted stock unit award agreement thereunder. The restricted stock units subject to the award vest annually in equal increments over four years on each anniversary of December 17, 2021, subject to the Reporting Person continuing to be a service provider through each vesting date.

On January 17, 2023, the Issuer granted the Reporting Person an award of restricted stock units covering 47,375 shares of the Issuer's common stock, subject to the terms and conditions of the Issuer's 2021 Plan and a restricted stock unit award agreement thereunder. The restricted stock units subject to the award vest annually over four years in equal increments on each anniversary of March 28, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person serves as President and Chief Executive Officer and a member of the Board of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions or through exercises of stock options, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or, subject to the Issuer's Insider Trading Policy, enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 4,382,360 shares of common stock, or 6.0% of the Issuer's outstanding shares of common stock. The beneficial ownership percentages used in this Schedule are calculated based on a denominator that is equal to the sum of (i) 71,358,638 shares of common stock outstanding as of November 3, 2025, based on information provided by the Issuer, (ii) 1,962,152 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 26, 2025, and (iii) 116,668 shares of common stock that may be acquired pursuant to restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to the securities covered by this Schedule.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information set forth in Items 3 and 4 is incorporated herein by reference.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Power of Attorney

The 2019 Equity Incentive Plan and the 2021 Equity Incentive Plan, and respective forms of agreement thereunder, each as previously filed by the Issuer, are incorporated herein by reference. There are no other agreements, plans, or contracts required to be filed as exhibits under Item 7.

## Signatures
- Raju Mohan: /s/ Austin Rutherford, Austin Rutherford, as Power-of-Attorney (11/26/2025)